

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 18, 2008

Mr. Charles G. Masters
President, CEO & Acting CFO
Deer Valley Corporation
4218 W. Linebaugh Ave.
Tampa, FL 33624

> **RE: Form 10-KSB for the fiscal year ended December 31, 2007**
> **Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and**
> **September 30, 2008**
> **File No. 0-5388**

Dear Mr. Masters:

We have reviewed your response to our comment letter dated November 20, 2008 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions should be included in your future filings.

<u>Item 8A – Controls and Procedures, page 18</u>

2. We have reviewed your response to comments 4 and 5 from our letter dated November 20, 2008. We have no further comments regarding your proposed disclosures. As such, please file an amendment to your December 31, 2007 Form 10-KSB. In doing so, please ensure that you also file updated certifications that refer to the amendment and are currently dated.

<u>FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008</u>

<u>Condensed Consolidated Financial Statements</u>

<u>Note 6 – Commitments and Contingencies, page F-10</u>

3. We have reviewed your response to comment 6 from our letter dated November 20, 2008. It is not clear how your proposed disclosure complies with paragraphs 32(c) and (d) of SFAS 157. Please revise or advise.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

Sincerely,

Rufus Decker
Accounting Branch Chief